

February 3, 2022

David Klein
Chief Executive Officer
Canopy Growth Corp
1 Hershey Drive
Smiths Falls, Ontario, Canada

> **Re: Canopy Growth Corp**
> **Form 10-K for the Fiscal Year ended March 31, 2021**
> **Filed June 1, 2021**
> **File No. 001-38496**

Dear Mr. Klein:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended March 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Part 4- Critical Accounting Policies and Estimates
Impairment of Indefinite Lived Intangible Assets and Goodwill, page 86

1. You state that you changed the structure of your internal management reporting in the fourth quarter of fiscal 2021 and identified two operating and reportable segments. You disclose that no indication of impairment was noted for any of your reporting units, as the estimated fair value of each of your reporting units with goodwill exceeded their carrying value. Please clarify for us if any of the reporting units is at risk of failing the impairment test, and if so, please provide the following disclosures for the at risk reporting units in future filings:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

<u>Note 17. Goodwill, page F-32</u>

2.   Please tell us your consideration of providing the required disclosures for goodwill under ASC 350-20-50-1 in total and for each reportable segment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences